Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 20,022 Registration Statement Nos. 333-293641; 333-293641-01 Dated November 10, 2026; Filed pursuant to Rule 433

Worst-of GLD and GDX Jump Securities with Auto-Callable Feature due December 1, 2031

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement, tax supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underliers:	SPDR® Gold Trust (GLD) and VanEck® Gold Miners ETF (GDX)
Automatic early redemption:

If, on the first determination date, the closing level of each underlier is greater than or equal to its call threshold level, the securities will be automatically redeemed for the early redemption payment. No further payments will be made on the securities once they have been automatically redeemed.

First determination date:	December 3, 2027
Call threshold level:	100% of the initial level for each underlier
Early redemption payment:	$1,337.50 per security
Participation rate:	150%
Downside threshold level:	70% of the initial level for each underlier
Pricing date:	November 25, 2026
Final determination date:	November 25, 2031
Maturity date:	December 1, 2031
CUSIP:	61781TZJ5
Estimated value:	$929.30 per security, or within $55.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226055896/ms20022_424b2-38189.htm

1All payments are subject to our credit risk

Hypothetical Payment at Maturity[1] (if the securities have not been automatically redeemed prior to maturity)
% Change in Closing Level of the Worst Performing Underlier	Payment at Maturity (per Security)
+100.00%	$2,500.00
+50.00%	$1,750.00
0.00%	$1,000.00
-30.00%	$1,000.00
-31.00%	$690.00
-50.00%	$500.00
-100.00%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal and do not pay interest.

●If the securities are automatically redeemed prior to maturity, the appreciation potential of the securities is limited by the fixed early redemption payment specified for the first determination date.

●The securities are subject to early redemption risk.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), in addition to any risks described further below, the securities are subject to the following risk(s) discussed in more detail in the accompanying product supplement.

oYou are exposed to the price risk of each underlier.

oBecause the securities are linked to the performance of the worst performing underlier, you are exposed to a greater risk of not receiving a positive return on the securities and/or sustaining a significant loss on your investment than if the securities were linked to just one underlier.

oAdjustments to an underlying fund or the index tracked by such underlying fund could adversely affect the value of the securities.

oThe performance and market price of an underlying fund, particularly during periods of market volatility, may not correlate with the performance of its share underlying index, the performance of the component securities of its share underlying index or the net asset value per share of such underlying fund.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every event that could affect an underlying fund.

oInvestments linked to commodities are subject to sharp fluctuations in commodity prices

oSingle commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally

oThe performance and market price of an underlying fund, particularly during periods of market volatility, may not correlate with the performance of its share underlying commodity or the net asset value per share of such underlying fund.

oThere are risks associated with investments in securities linked to the value of foreign equity securities.

oSecurities linked to certain underliers are subject to currency exchange risk.

●The securities are subject to risks associated with gold.

●There are risks relating to trading of commodities on the London Bullion Market Association.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the value of the securities.

●The VanEck® Gold Miners ETF has announced a change to the share underlying index that it tracks.

●The securities are subject to risks associated with the gold and silver mining industry.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.